

July 30, 2013

<u>Via E- Mail</u>

Mr. Timothy J. Cope
Chief Financial Officer
Lakes Entertainment, Inc.
130 Cheshire Lane
Suite 101
Minnetonka, Minnesota 55305

> **Re: Lakes Entertainment, Inc.**
> **Form 10-K for the year ended December 30, 2012**
> **Filed March 15, 2013**
> **File No. 000-24993**

Dear Mr. Cope:

    We have reviewed your letter dated July 3, 2013, in response to the Staff's letter dated June 24, 2013 and have the following additional comment. Please revise your disclosure in future filings in response to our comment. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Note 16. Financial Instruments and Fair Value Measurements, page 43
Balances Disclosed at Fair Value, page 44

1. We note your response to previous comment 5 in which you indicate that the discount rate that is utilized in the estimation of the fair value of the Notes is indexed on the actual yield of the Shingle Springs Tribal Gaming Authority 9.375% Senior Notes due on June 15, 2015. Please explain to us and in Note 16 why the discount rate used to determine the fair value of the Notes is indexed to the Shingle Springs Tribal Gaming Authority's 9.375% Senior Notes due June 15, 2015. Also, please explain in further detail how the discount rate used to determine the fair value of the Notes is indexed or derived from the actual yield on the Senior Notes due on June 15, 2015. As part of your response, please also explain how the interest rate on the Senior Notes due June 15, 2015 changed from January 1, 2012 to December 30, 2012 and explain in further detail how this translated into a reduction of the discount rate used in your valuation from 33% at January 1, 2012 to 12.8% at December 30, 2012.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at 551-3750, if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief